Exhibit 99.1

TD Bank Financial Group Comments On Expected Impact of
TD Ameritrade Holding Corp.’s Fourth Quarter Earnings

TORONTO, ON October 23, 2008 - TD Bank Financial Group announced today that it expects TD Ameritrade’s fourth quarter earnings to translate into a contribution of CDN$60 million to fourth quarter net income for its Wealth Management segment.

TD Bank Financial Group will release its fourth quarter financial results and webcast its quarterly earnings conference call live on the internet on Thursday December 4, 2008.  Conference call and webcast details will be announced closer to the date.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and Commerce Bank (to be known together as TD Bank); and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$509 billion in assets as of July 31, 2008. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For more information, please contact: Maria Leung, Corporate Communications, (416) 983-4093; Tim Thompson, Investor Relations, (416) 982-6346